FLUOROPHARMA MEDICAL, INC.
500 Boylston Street, Suite1600
Boston, MA 02116

October 3, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Attention:              Jay E. Ingram, Esq.
Edward M. Kelly, Esq.
Ernest M. Greene
Nudrat S. Salik

Re:          FluoroPharma Medical, Inc.
Current Report on Form 8-K
Filed May 16, 2011
File No. 333-147193

10-Q for the quarter ended June 30, 2011
Filed August 15, 2011
File No. 333-147193

Gentlemen:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 23, 2011 (the “Comment Letter”) with respect to the above-referenced filings.

In order to facilitate your review, we have restated and responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-Q for the Period Ended June 30, 2011

General

 1.       We note your response to comment one from our letter dated August 16, 2011. You indicated that you intend to amend your Form 10-Q for the period ended June 30, 2011 to reflect the preferred stock dividend. Please tell us what consideration you gave to the filing of an Item 4.02 Form 8-K. We also remind you that when you file your restated Form 10-Q you should appropriately address the following:

•	Full compliance with ASC 250-10-45-23 and ASC 250-10-50-7.

•	Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data, as applicable.

•	Update Item for disclosures should include the following:

o	A discussion of the restatement and the facts and circumstances surrounding it,

o	How the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,

o	Changes to internal controls over financial reporting, and

o
Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to item 307 and 308 (c) of Regulation S-K and

•	include all updated certifications.

Please also show us your revised earnings per share calculations

Response:

With respect to the Staff's request regarding our consideration of filing and Item 4.02 Form 8- K, the Company evaluated the appropriateness of filing a Form 8-K prior to the closure of the accounting issues that arose from the comment letter process.  A Form 8-K was not previously filed with the Commission with regards to this issue as it was not considered resolved until the September 23, 2011 letter was received from the Commission.  Until that time the Company was not in a position to disclose to the public the resolution to the accounting error as it was awaiting the Staff’s final approval of the proposed correction of the error.

 With respect to the Staff's reminder regarding the filing of the restated Form 10-Q, please be advised that the following have been appropriately addressed:

•
Compliance with ASC 250-10-45-23  - The effects of the restatement to all relevant periods has been reflected in the amended filing. In addition, the appropriate offsetting adjustment to accumulated deficit and additional paid in capital for the period(s) ending June 30, 2011 have been reflected.

•
Disclosure regarding the restatement in accordance with ASC 250-10-50-7 - Appropriate and prominent disclosure regarding the nature of the restatement (including the facts and circumstances surrounding the restatement and the effect on loss per share) has been provided in the notes to the financial statements. Such disclosure is as follows:

Restatement:

The financial statements as of and for the period ended June 30, 2011 have been restated to reflect preferred stock dividends totaling $841,296. This restatement results from the Company following the guidance of ASC for 470-20, which provides accounting guidance for convertible preferred stock with detachable warrants, related to  its recent issuance of Series A Preferred Stock and corresponding detachable Series A Warrants in May 2011.  As a result of this guidance, since the preferred stock is permitted to be converted by the holder upon issuance, the Company recorded a preferred stock dividend of $420,648, representing the relative fair value of the Series A Warrant, and an additional preferred stock dividend of $420,648, representing the beneficial conversion feature for the Series A Preferred Stock, as of the date of the closing of the equity financing.

The effect of this restatement is an increase to additional paid in capital of $841,296 with a corresponding charge to accumulated deficit for the same amount as of and for the period ended June 30, 2011. This restatement has no impact on the Company's net financial condition.  The consolidated statement of operations for the three and six months ended June 30, 2011 and for the cumulative period June 13, 2003 (inception) to June 30, 2011 each reflect a preferred stock dividend of $841,296.  The effect of this restatement on loss per share is to increase the loss from a previously reported amount of $(0.12) and $($(0.15) per share for the three and six months ended June 30, 2011 to a revised net loss per share of $(0.18) and $(0.21) per share, respectively.    See Note 8 to the restated June 30, 2011 financial statements for additional information related to the Series A Preferred Stock equity financing.

•	Update of all affected portions of the document - Please be advised that all affected portions of the document have been updated to reflect the effect of the restatement.

•
Impact on the CEO and CFO's conclusions regarding disclosure controls and procedures along with changes to internal controls over financial reporting- In light of this restatement, the CEO and CFO re-evaluated the Company’s conclusions regarding disclosure controls and procedures. As a result of this reevaluation, please be advised that Item 4 of the filing has been revised to conclude that the Company’s disclosure controls and procedures for the period covered by the report were not effective. We have included disclosure to note that the Company has retained the services of an outside consultant to perform periodic reviews of the Company's filings and consult on complex accounting issues as needed.

•	Update of all certifications - Please be advised that all certifications have been appropriately updated.

•
Revised loss per share calculations - Please be advised that the loss per share calculations have been revised in the statement of operations in the amended filing. For the three months ended June 30, 2011 the loss per share was calculated by dividing the net loss of $1,935,927 by the weighted average shares of 15,641,973, to arrive at a net loss per common share of $(0.18) per share. For the nine months ended June 30, 2011, the loss per share was calculated by dividing the net loss of $2,147,084 by the weighted average shares of 14,173,505 to arrive at a net loss per common share of $(0.21) per share.

If you have any questions, please contact the undersigned or our counsel, Marc J. Ross or Marcelle S. Balcombe at Sichenzia Ross Friedman Ference LLP at (212)930-9700.

Very truly yours,

                       /s/ Johan M. (Thijs) Spoor
Johan M. (Thijs) Spoor
Chief Executive Officer